Exhibit 99.1

News Release

Orla Mining Reaches Agreement on Camino Rojo Productivity Bonus

VANCOUVER, BC, June 24, 2026 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to announce that it has reached an agreement (the "Agreement") with employees and their representing union at its Camino Rojo Mine regarding the outstanding 2025 productivity bonus. The Agreement was approved by the majority of employees at the mine site and has been signed before the Mexican Labour Authority.

"We are pleased to have reached an agreement with our employees and the union on the productivity bonus at Camino Rojo," said Jason Simpson, President and Chief Executive Officer of Orla Mining. "We will continue to honour the terms of the Collective Bargaining Agreement while working to create sustained, long-term value for all Camino Rojo employees, local communities and other stakeholders. We thank our employees, the workers' union, and the Mexican Labour Authority for their partnership throughout this resolution."

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine and the potential underground Project. The property covers over 139,000 hectares which contains a large oxide and sulphide Mineral Resource; (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion; and (3) South Railroad (South Carlin Complex), in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding sustaining the long-term value of Camino Rojo. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, the risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2026, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

SOURCE Orla Mining Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2026/24/c5908.html

%CIK: 0001680056

CO: Orla Mining Ltd.

CNW 08:00e 24-JUN-26